1585 BROADWAY NEW YORK, NEW YORK 10036 (212) 761-4000

October 13, 2000

Special Committee of the Board of Directors
Convergent Group Corporation
6399 South Fiddler's Green Circle
Suite 600
Englewood, CO 80111

Dear Special Committee Members:

    We understand that Convergent Group Corporation ("Convergent" or the "Company"), Schlumberger Technology Corp. ("STC"), Convergent Holding Corporation ("Parent"), a wholly owned subsidiary of STC, and Convergent Acquisition Sub, Inc. ("Purchaser"), a wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger, dated as of October 13, 2000 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock"), for $8.00 per share net to the seller in cash, less any required withholding taxes and (ii) the subsequent merger (the "Merger") of Purchaser with and into Convergent. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of the Company Common Stock, other than shares owned by the Company as treasury stock or by any subsidiary of the Company or by Parent, Purchaser or any other wholly owned subsidiary of Parent, or as to which dissenters rights have been perfected, will be converted into the right to receive $8.00 per share in cash. The cash consideration to be received by holders of Convergent Common Stock in the Tender Offer and the Merger pursuant to the Merger Agreement is referred to herein as the "Cash Consideration". The terms and conditions of the Tender Offer and Merger are more fully set forth in the Merger Agreement.

    We further understand that Parent, STC, Cinergy Ventures, LLC ("Cinergy") and certain management investors (the "Management Investors") have entered into a Subscription and Contribution Agreement, dated as of October 13, 2000 (the "Contribution Agreement"), which provides, among other things, for the contribution (the "Contribution") (i) by the Management Investors and Cinergy to Parent of a number of shares of Convergent Common Stock, as set forth in the Contribution Agreement, in exchange for a number of shares of common stock, par value $.001 per share, of Parent (the "Parent Common Stock"), as set forth in the Contribution Agreement and (ii) by STC to Parent of a certain amount of cash in exchange for a number of shares of Parent Common Stock, as set forth in the Contribution Agreement. The terms and conditions of the Contribution are more fully set forth in the Contribution Agreement.

    You have asked for our opinion as to whether the Cash Consideration to be received by the holders of the Convergent Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Convergent Common Stock.

    For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other information concerning Convergent;

  (ii)
  reviewed certain financial statements and other information concerning STC;

  (iii)
  reviewed certain internal financial statements and other financial and operating data concerning Convergent prepared by the management of Convergent;

  (iv)
  reviewed certain financial projections prepared by the management of Convergent, and certain publicly available financial projections of Convergent prepared by certain equity securities research analysts;

  (v)
  discussed with senior executives of Convergent the past and current operations and financial condition and the prospects of Convergent;

  (vi)
  reviewed the reported prices and trading activity for the Convergent Common Stock;

  (vii)
  compared the financial performance of Convergent and the prices and trading activity of the Convergent Common Stock with that of certain other publicly traded companies comparable with Convergent and its securities;

  (viii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (ix)
  participated in certain discussions and negotiations among representatives of Convergent, STC and Parent;

  (x)
  reviewed the Merger Agreement, the Contribution Agreement and certain related documents; and

  (xi)
  performed such other analyses and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Convergent. We have not made any independent valuation or appraisal of the assets or liabilities of Convergent, nor have we been furnished with any such appraisals. We have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, and that the Contribution will be consummated in accordance with the terms set forth in the Contribution Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In arriving at our opinion, we note that we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Convergent.

    We have acted as financial advisor to the Special Committee of the Board of Directors of Convergent in connection with the Merger and will receive a fee for our services. As you are aware, certain affiliates of Morgan Stanley & Co. Incorporated own shares of Convergent Common Stock.

    It is understood that this letter is for the information of the Special Committee of the Board of Directors of Convergent and may not be used for any purpose without our prior written consent. This opinion does not in any manner address the prices at which the Convergent Common Stock or the Parent Common Stock will trade at any time, and we express no opinion or recommendation as to whether holders of Convergent Common Stock should tender such shares in connection with the Tender Offer or how holders of Convergent Common Stock should vote at any meeting of Convergent stockholders to be held in connection with the Merger.

    Based on and subject to the foregoing, we are of the opinion that, on the date hereof, the Cash Consideration to be received by the holders of the Convergent Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Convergent Common Stock.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	Barry D. Kupferberg Principal